Filed by: Enel Chile S.A. (Commission File No. 001-37723)

pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended
Subject Company: Enel Generación Chile S.A. (Commission File No. 001-13240)
Form F-4 Registration No. 333-221156

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION.

THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE DIRECTORS’ COMMITTEE.

Santiago, November 9, 2017

Mr. Herman Chadwick P.

Chairman of the Board

Enel Chile S.A.

Ref: Enel Chile S.A. Directors’ Committee Report regarding the Corporate Reorganization of Enel Chile S.A.

Dear Sir,

In accordance to the provisions of the Corporations Law No 18,046 (“LSA” in its Spanish acronym), and specifically article 50 bis No 3, which states that Directors’ Committees “must examine the background information related to transactions referred to in Title XVI of the LSA, issue a report regarding such transactions and send a copy of the report to the Board of Directors, which in turn mustread the report at the board meeting convened for the approval or rejection of the  respective transaction”, we, Fernán Gazmuri P., Pablo Cabrera G. and Gerardo Jofré M., on behalf  of the Directors’ Committee of Enel Chile S.A. (“Enel Chile” or the “Company”), comply by informing on Enel Chile’s Corporate Reorganization, as described below.

I.                     Background information

A. Description of the Reorganization

The corporate reorganization of Enel Chile is the subject of this report (the “Transaction” or the “Reorganization”).  It consists of the merger of Enel Green Power Latin America S.A. (“Enel Green Power”) into Enel Chile and a Public Tender Offer of Shares (“PTO”) to be carried out by Enel Chile to acquire up to 100% of the shares issued by Enel Generación Chile S.A. (“Enel Generación”) owned by the minority shareholders of Enel Generación. This PTO will include a condition that minority shareholders of Enel Generación that accept the offer must apply a portion of the cash to be received from Enel Chile as payment for their Enel Generación shares to subscribe and pay for newly issued shares of Enel Chile. This allows the minority shareholders of Enel Generación that accept the PTO to become shareholders of Enel Chile once the PTO has been declared a success.

The PTO will be subject to the following conditions in order to be considered a success:

a) The shareholders of Enel Generación shall approve at its extraordinary shareholders’ meeting an amendment to the bylaws of the Company that eliminates the provisions of Title XII of Decree Law 3,500, dated year 1980, regarding the 65% stock ownership maximum concentration limit of issued capital and other shareholding restrictions;

b) The shareholders of Enel Chile shall approve a capital increase so as to be able to issue sufficient Enel Chile shares to be subscribed by the shareholders of Enel Generación that accept the offer to sell their shares in the PTO.

c) Enel Chile’s ownership share of Enel Generación must be more than 75% upon consummation of the PTO.

According to current regulation, the merger of a corporation must follow special procedures, which include being approved by the Extraordinary Shareholders’ Meeting of the corporation, and having the board of directors appoint an independent appraiser (perito independiente) to issue a report referring to the value of the companies merging and the exchange ratio of their respective shares. The Reorganization of Enel Chile must also comply with the rules of Title XVI of the LSA regarding related party transactions, particularly taking into consideration the ruling of the Santiago Court of Appeals on Trial No 8,069-2015 stating that a merger among related parties is a related party transaction and therefore the rules of Article XVI of the LSA are applicable and preferably as established in articles 99, 57 N°2 and 67 of such law, and also articles 155 through 159 of the Corporations Law approved through Ministry of Finance decree N°702/2012, which all refer to mergers.

Regarding the application of the related party transaction regulation, the Board of Directors has been informed of the complex structure of the Transaction, whose individual steps from the Company's perspective, are also related party transactions.

B. Objectives of the Reorganization:

The following are among the objectives and benefits of the Transaction:

a) Simplification and increased integration of the organizational structure of Enel Chile and its subsidiaries, potentially reducing Enel Chile’s holding discount.

b) Align the interests of the controlling shareholders and the unaffiliated shareholders of the companies that belong to the Enel Group in Chile (Enel Chile, Enel Generación and Enel Green Power).

c) Create Chile’s largest energy company, with a diversified energy matrix that includes traditional and non-conventional renewable electricity generation technology.

d) A potential reduction of Enel Chile’s cost of capital and improvement of its financial condition.

e) The Transaction must be neutral to Enel Chile from a tax perspective and must not interfere with Resolution 667 regarding the integration of electricity generation, transmission and distribution businesses.

C. Development of the process:

In the significant event dated August 25, 2017, the Chairman of Enel Chile’s Board of Directors informed the Superintendence of Securities and Insurance  (‘SVS” in its Spanish acronym) and the public in general, that the Board of the Company had unanimously decided to begin the analysis and development of the Transaction, and also described the main aspects of the Transaction indicating that its approval would be subject to the procedures and requirements established by Title XVI of the LSA, as a related party transaction. Such significant event also made available to the public all communications between Enel Chile and Enel SpA related to the Reorganization that were made prior to such disclosure. All communications were, at the time, submitted as confidential significant events to the SVS.

The Board of Directors of Enel Chile, during its session held on August 25, 2017, noted that Board members Mr. Herman Chadwick P., Mr. Giulio Fazio, Mr. Vincenzo Ranieri, Mr. Salvatore Bernabei, Mr. Fernán Gazmuri P. and Mr. Pablo Cabrera G. had been elected with the votes of the controlling shareholder, Enel SpA, and therefore had a special interest in the Transaction as defined by article 44 in relation to article 147, both of the LSA.  Consequently, the approval of the Transaction, as a related party transaction, must take place at a shareholders’ meeting and requires to be approved by the shareholders representing two thirds of the Company’s share capital with voting rights. To do so, the Board of Directors must appoint an independent evaluator (evaluador independiente) to prepare a report describing the terms of the Transaction, its effects and its potential impact on Enel Chile.

On August 30, 2017, the Board of Directors appointed Larrain Vial Servicios Profesionales Limitada as independent evaluator of Enel Chile’s Reorganization to prepare the report described above. The Board of Directors also determined that the independent evaluator’s report must state whether the Transaction was in the Company’s best interest and whether it was being carried out under the market conditions prevailing at the time of its approval.

Similarly, the Directors’ Committee of the Company at its extraordinary session held on August 30, 2017, unanimously agreed to appoint Econsult Capital (“Econsult”) as additional independent evaluator and requested them to issue a report including at least the following content: i) a description of the Transaction’s terms; ii) an analysis of the potential effects and impacts of the Transaction on Enel Chile identifying: a) whether the Transaction is in the Company’s best interest and b) whether the Transaction is being carried out under market conditions prevailing at the time of its approval, and; iii) other specific topics regarding the Transaction that the Directors’ Committee could expressly request be evaluated by the additional independent evaluator.

On that same date, the Board of Directors appointed Mr. Oscar Molina as the Company’s independent appraiser to prepare a report regarding the value of the companies merging and the corresponding exchange ratio based on the provisions of articles 156 and 168 of the Corporations Law.

With the purpose of structuring an optimum Transaction and clarifying certain aspects that affect the decisions Enel Chile’s Shareholders’ Meeting should adopt regarding the PTO, on October 13, 2017, the Company submitted a confidential inquiry to the SVS.  The inquiry asked the SVS whether it was permissible for the PTO to require that the minority shareholders of Enel Generación that accept the offer apply a portion of the cash they receive as payment for their Enel Generación shares to subscribe for newly issued shares of Enel Chile. For this to be possible, Enel Chile’s shareholders’ meeting must have previously approved a capital increase of the Company in order to issue the new shares required.

The SVS responded with the Confidential Letter No 27,562 dated October 13, 2017, stating that based on the Securities Market Regulation and the Corporations Law, the structure described was permissible.

On October 26, 2017, Enel Chile’s Board of Directors took note and analyzed the SVS response and unanimously decided to clarify the original Reorganization structure proposed that was made public through significant event dated August 25, 2017. The Board established that the Transaction would only consider carrying out the PTO to be paid in cash and Enel Chile’s capital increase would also be only in cash and not in kind, as it was originally considered as a means to exchange the shares issued by Enel Chile for shares issued by Enel Generación. This clarification of the Transaction’s structure described above was informed to the SVS and the public through the significant event dated October 26, 2017.

II. Directors’ Committee reports analyzed

This report has been prepared based on the following documents:

1. Independent appraiser report dated November 3, 2017 prepared by, Mr. Oscar Molina.

2. Independent evaluator report dated November 3, 2017 prepared by Larrain Vial Servicios Profesionales Limitada.

3. Independent evaluator report dated November 3, 2017 prepared by Econsult Capital.

Based on the statements of the independent appraiser and independent evaluators, we consider they all comply with the independence standard required and have had access in time and manner to the information necessary to fulfill their task.

The reports referred to in this document and taken into consideration to prepare this report are available to all shareholders and the public in general.

II. 1. Independent appraiser report by Mr. Oscar Molina

Enel Chile’s Board of Directors appointed Mr. Oscar Molina as independent appraiser to prepare a report on the value of the merging companies and the corresponding exchange ratio of shares as required by articles 156 and 168 of the Corporations Law and by the General Norm N°30 of the SVS.

The appraiser report included the value of the companies involved in the merger and the corresponding exchange ratio and a proforma financial statement of the surviving entity including assets, liabilities and equity accounts of the Company.

The methodology applied to determine the value of the Companies and the exchange ratio of shares included:

a)       Absolute model: Company level discounted cash flows (“DCF”), estimating a value for the companies merging as the sum of parts of each of its subsidiaries and holdings.

b)       Relative models: (i) Market multiples analysis and stock market prices of peers in terms of business and, (ii) Peers transactions carried out previously.

Oscar Molina’s appraiser report determined an exchange ratio of 13.4 Enel Chile shares for each Enel Green Power share. The appraiser also identified an exchange ratio range by performing a sensitivity analysis for certain critical variables ranging from 12.5 to 15.8 Enel Chile shares for each Enel Green Power share.

In addition to the determination of an exchange ratio, the appraiser report includes a proforma financial statement of the surviving entity once the Transaction has taken place with its respective adjustments and balances.

II.2 Additional independent evaluator report by Econsult appointed by the Directors’ Committee

At its extraordinary session held on August 30, 2017, Enel Chile’s Directors’ Committee appointed Econsult Capital as the independent evaluator to prepare a report based on article 147 of the LSA.

The report includes, among others, the following: an analysis of the effects and potential impact of the Transaction on Enel Chile, including (i) a statement regarding the contribution of the Transaction to Enel Chile’s best interest and (ii) a statement regarding the alignment of the Transaction’s economic terms and conditions to the market conditions prevailing at the time of its approval. This analysis involved (i) performing an estimate of the merger exchange ratios and of the values of Enel Chile, Enel Generación and Enel Green Power, (ii) and an analysis of the Transaction’s economic terms and conditions, and (iii) an analysis of the Transaction’s strategic rationale and the potential impact of the Transaction on the value of Enel Chile.

The methodology applied to determine if the Transaction’s economic terms and conditions were aligned with the market conditions prevailing at the time of its approval included:

a)       Company level discounted cash flow (“DCF”). Projections were used for each company involved in the Transaction.

b)       Market multiples analysis and stock market quotes of comparable companies in terms of business operations in Chile.

c)       Net financial debt and other financial liabilities calculation based on information submitted by the Company.

In the opinion of Econsult, the Transaction is in the Company’s best interest inasmuch as: (i) the exchange ratio of Enel Chile shares for each Enel Green Power share is between 14.23x and 17.05x, (ii) the exchange ratio of Enel Chile shares for each Enel Generación Chile share is between 6.60x and 7.08x and (iii) the price of the Enel Generación PTO is between Ch$ 537 and Ch$ 595 per share.

II.3. Independent evaluator report by Larraín Vial Servicios Profesionales Limitada appointed by the Board of Directors

On November 3, 2017, the independent evaluator Larraín Vial, appointed by Enel Chile’s Board of Directors based on the provisions of article 147 of the LSA, issued a report that analyzed the Transaction, its conditions, effects and potential impact on Enel Chile, including a statement regarding the Transaction’s contribution to Enel Chile’s best interest and the alignment of its prices and conditions to market conditions.

The analysis performed by the independent evaluator Larrain Vial concludes that the proposed Transaction contributes to Enel Chile’s best interest and satisfies Enel’s requirements inasmuch the terms are within the following price range and exchange ratio range:

Price of the PTO: between Ch$ 534 and Ch$ 586 per Enel Generación share.

Exchange ratio of the PTO: between 6.38 and 7.01 Enel Chile shares for each Enel Generación share.

Merger exchange ratio: between 15.04 and 17.31 Enel Chile shares for each Enel Green Power share

The Directors’ Committee has also had access to the reports of the independent evaluators of Enel Generación (Banchile and Asset Chile) and Enel Green Power’s independent appraiser (Felipe Schmidt).

III. Statement regarding the Transaction in terms of Enel Chile’s Best Interest

The criteria to approve a related party transaction established by article 147 of the LSA states that a related party transaction must be in the best interest of the company and prices, terms and conditions of the transaction must be aligned with those prevailing in the market at the time of its approval.

Based on the above mentioned criteria, the following aspects of the Transaction are analyzed separately:

•         The contribution to the Company’s best interest.

•         The market price and other terms and conditions

III. 1. Best interest of the Company

The Directors’ Committee of Enel Chile agrees with the independent evaluators’ conclusions regarding the Transaction stating that it “is in the best interest of Enel Chile and its shareholders” for the following reasons:

•         The Reorganization is positive for Enel Chile from a strategic, commercial and operational point of view. It creates the leading electricity company in Chile and also diversifies the individual risks of each business by combining them. The Reorganization allows improving the ability to face future challenges and boosts company growth.

•         Adding Enel Green Power, a non-conventional renewable energy generation company (“NCRE”), represents a growth opportunity in the Chilean industry.

•         From a corporate and financial point of view, the Transaction optimizes the Company’s capital structure, simplifies its organizational structure and reduces the number and relevance of relations among related parties.

•         The proposed Transaction is beneficial to Enel Chile shareholders because it aligns the interests of the controlling and unaffiliated shareholders, increases income per share, potentially reduces the holding company discount and increases share liquidity.

III. 2. Market price and other terms and conditions

The Directors’ Committee of Enel Chile agrees with the independent evaluators establishing that the terms and conditions of the Transaction would be in line with market conditions in so far as the Transaction’s exchange ratios are within the following ranges:

•         Enel Generación PTO Price: between Ch$ 570 and Ch$ 595 per share.

•         Exchange ratio EC-EGC PTO: between 7.0 and 7.5 Enel Chile shares for each Enel Generación share.

•         Exchange ratio EC-EGPL: between 14.5 and 17.2 Enel Chile shares for each Enel Green Power share.

Assuming 60% of the PTO is carried out in cash, the ranges presented guarantee Enel Chile’s financial condition.

Based on all the above mentioned, the Directors’ Committee unanimously concludes that the Transaction, under the terms and conditions described in this report, IS IN THE BEST INTEREST of Enel Chile S.A.

Santiago, November 9, 2017

Fernán Gazmuri P	Pablo Cabrera G.	Gerardo Jofré M.
ID: 4.461.192-9	ID: 4.774.797-K	ID: 5.672.444-3
Committee Chairman	Director	Director
& Financial Expert